TO OUR SHAREHOLDERS

Third quarter earnings of $5.0 million, or 50 cents per share, were up 8 percent from last year on a sales increase of 8 percent. The stronger dollar reduced consolidated sales by $1.1 million and net earnings by $0.2 million, or 2 cents per share.

Nine-month earnings of $14.2 million, or $1.41 per share, were up 3 percent on a sales increase of 5 percent. North American sales were up 4 percent and overseas sales increased 8 percent. The stronger dollar reduced consolidated sales by $2.5 million and net earnings by $0.5 million, or 5 cents per share.

Margins declined for the third quarter and nine months from the same periods last year. Key causes included the stronger dollar this year and, for the third quarter comparison only, a gain last year on yen forward exchange contracts that offset losses incurred in the first half of 1995. In addition, both periods in 1996 were negatively affected by a mix reflecting higher sales of lower margin products.

ORDERS CONTINUE TO SHOW IMPROVEMENT

Comparable third quarter orders were up 9 percent, although from a period of relatively weak order gains last year. We now have two consecutive quarters of solid increases which represent a definite improvement from the early part of the year. Areas of strongest performance were commercial and industrial equipment products in North America and several key export markets. Floor Coating orders continued to underperform expectations, and European orders weakened after a strong gain in second quarter.

Our European subsidiary recently received an order valued in excess of $2.0 million which represents Tennant's largest single order. The award was based on an intensive competitive evaluation process. Key selling points for Tennant were quality, proprietary advantages, and the ability to provide a customized floor care solution that best met the customer's needs.

FOURTH QUARTER OUTLOOK - CONTINUED SALES AND EARNINGS GAINS

Consolidated orders have strengthened during the past six months, expense control actions have been effective, and we have shown good improvement in our working capital position. We believe we can stay on this track for the foreseeable future, and we anticipate an improvement in gross margin from third quarter on higher sales and assuming a more favorable product mix and stable dollar. This should allow us to report sales and earnings gains for the fourth quarter.

Looking beyond this year, the technology investments we are making, combined with related process changes, will result in better customer service and lower costs and expenses. This will allow us to show steady progress toward achieving our goal of a 10 percent operating margin.


Roger L. Hale
Chief Executive Officer                    October 15, 1996

TENNANT AT A GLANCE

Tennant's strategic mission is to be the preeminent company in nonresidential floor maintenance equipment, floor coatings and related product offerings. We expect to maintain and expand our market leadership in industrial equipment, and continue above-average growth in commercial equipment and floor coatings, through a commitment to long-term partnerships with our customers. This partnership commitment, described in our 1995 Annual Report, is characterized by:

- Offering the most complete range of innovative products. Our industry-leading investment in product development and quality will continue to yield new, high value offerings.

- Bringing together our three complementary product lines so we can work closely with customers to help them develop and implement total solutions to their floor maintenance needs.

- Developing a companywide integrated base of information focused on the customer to improve service levels and become more effective and efficient in our operations.

We believe this approach will allow us to achieve our long-term financial goals, as indicated below, and meet our financial mission of providing an above-average total return to shareholders:

- 5% real (inflation adjusted) annual sales increases over the long-term.

- 20% return on beginning shareholders' equity in the growth years of the economic cycle.

PRODUCTS FOR A CLEANER AND SAFER WORLD

Southeast Service Corporation is a Tennessee-based, full-service building maintenance contractor employing 6,500 people to clean facilities in 32 states. One key to Southeast's successful operations are the 150 Model 5700 scrubbers they use to clean the hospitals, schools, and shopping centers. Says John Long, Purchasing Manager for Southeast: "I looked at many different brands and discovered that the Tennant 5700 met all my cleaning requirements. Our machine of choice right now is the Model 5700." Thus, in Long's quest to find the right equipment to clean his millions of square feet of flooring, he discovered what so many others already know: Tennant manufactures the highest-quality floor maintenance equipment in the world today.